

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Wesley R. Card, CEO
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

> **Re: Jones Apparel Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 001-10746**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 001-10746**

Dear Mr. Card:

    We have completed our review of your filings and related documents and have no further
comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director

cc: John T. McClain, CFO
        Fax: (212) 703-9154



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE